UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Burger King Holdings, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

121208201

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 121208201	Schedule 13G/A	Page 2 of 7 Page

1.	Name of reporting person S.S. or I.R.S. identification no. of above person Bain Capital Integral Investors, LLC EIN No.: 04-3516349
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 10,403,858 Shares
	6.	Shared voting power 0
	7.	Sole dispositive power 10,403,858 Shares
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 10,403,858 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 7.69%
12.	Type of reporting person OO- Other

Cusip No. 121208201	Schedule 13G/A	Page 3 of 7 Page

1.	Name of reporting person S.S. or I.R.S. identification no. of above person Bain Capital VII Coinvestment Fund, LLC EIN No.: 22-3850358
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 3,117,905 Shares
	6.	Shared voting power 0
	7.	Sole dispositive power 3,117,905 Shares
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 3,117,905 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 2.31%
12.	Type of reporting person OO- Other

Cusip No. 121208201	Schedule 13G/A	Page 4 of 7 Page

1.	Name of reporting person S.S. or I.R.S. identification no. of above person BCIP TCV, LLC EIN No.: 06-1665510
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 59,513 Shares
	6.	Shared voting power 0
	7.	Sole dispositive power 59,513 Shares
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 59,513 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.04%
12.	Type of reporting person OO- Other

Cusip No. 121208201	Schedule 13G/A	Page 5 of 7 Page

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Burger King Holdings, Inc. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 5505 Blue Lagoon Drive, Miami, Florida 33126.

Item 2	(a).	Name of Person Filing

This statement is being filed on behalf of Bain Capital VII Coinvestment Fund, LLC (“Coinvestment Fund VII, LLC”), a Delaware limited liability company, Bain Capital Integral Investors, LLC (“Integral Investors”), a Delaware limited liability company, and BCIP TCV, LLC (“BCIP TCV”), a Delaware limited liability company.

Bain Capital Investors, LLC (“BCI”) is the sole general partner of Bain Capital Partners VII, L.P., which is the sole general partner of Bain Capital VII Coinvestment Fund, L.P, which is the managing and sole member of Coinvestment Fund VII, LLC. BCI is also the administrative member of each of Integral Investors and BCIP TCV. Coinvestment Fund VII, LLC, Integral Investors, and BCIP TCV have entered into a Joint Filing Agreement, dated February 14, 2007, pursuant to which Coinvestment Fund VII, LLC, Integral Investors, and BCIP TCV have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of Coinvestment Fund VII, LLC, Integral Investors, and BCIP TCV is c/o Bain Capital Investors, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship

Each of Coinvestment Fund VII, LLC, Integral Investors, and BCIP TCV is organized under the laws of the State of Delaware.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock, par value $0.01 per share.

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 121208 20 1.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐ If this statement is filed pursuant to §240.13d-1(c), check this box.

Cusip No. 121208201	Schedule 13G/A	Page 6 of 7 Page

Item 4.	Ownership

Item 4	(a).

Amount beneficially owned

Integral Investors owns 10,403,858 shares of the Common Stock of the Company. BCI is the administrative member of Integral Investors.

Coinvestment Fund VII, LLC owns 3,117,905 shares of the Common Stock of the Company. BCI is the sole general partner of Bain Capital Partners VII, L.P., which is the sole general partner of Bain Capital VII Coinvestment Fund, L.P, which is the managing and sole member of Coinvestment Fund VII, LLC.

BCIP TCV owns 59,513 shares of the Common Stock of the Company. BCI is the administrative member of BCIP TCV.

Item 4	(b).

Percent of Class

Integral Investors owns 7.69% of the Common Stock outstanding of the Company, Coinvestment Fund VII, LLC owns 2.31% of the Common Stock outstanding of the Company, and BCIP TCV owns 0.04% of the Common Stock outstanding of the Company. The percentage of Common Stock reportedly owned for each of the entities above is based on 135,257,103 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of February 1, 2010 based on the Company’s Form 10-Q filed on February 5, 2010.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: Integral Investors 10,403,858 Coinvestment Fund VII, LLC 3,117,905 BCIP TCV 59,513

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of: Integral Investors 10,403,858 Coinvestment Fund VII, LLC 3,117,905 BCIP TCV 59,513

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8.

Identification and Classification of Members of the Group

Each of Integral Investors, Coinvestment Fund VII, LLC, and BCIP TCV (the “Bain Funds”) is a party to an Amended and Restated Shareholders’ Agreement by and among Burger King Holdings, Inc. (the “Company”), Burger King Corporation, TPG BK Holdco LLC, GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., Bridge Street Special Opportunities Fund 2000, L.P., Stone Street Fund 2000, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., GS Private Equity Partners 2000, L.P., GS Private Equity Partners 2000 Offshore Holdings, L.P., GS Private Equity Partners 2000-Direct Investment Fund, L.P. and the Bain Funds.

The Stockholders Agreement provides for the right of each sponsor to appoint two members to the Company’s board of directors and requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement also contains certain provisions relating to drag-along and tag-along rights and transfer restrictions among the sponsors and requires the parties to vote their shares of Common Stock pursuant to the instructions of certain groups of investors with respect to certain change of control transactions. The share ownership reported for the Bain Funds does not include any shares owned by other parties to the Stockholders Agreement, except to the extent already disclosed in this Schedule 13G/A. Each of the Bain Funds disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, except to the extent already disclosed in this Schedule 13G/A.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.	Certification Not Applicable.

Cusip No. 121208201	Schedule 13G/A	Page 7 of 7 Page

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

BAIN CAPITAL INTEGRAL INVESTORS, LLC

By: Bain Capital Investors, LLC, its administrative member

By:	/S/ MICHAEL GOSS
Name:	Michael Goss
Title:	Managing Director

BAIN CAPITAL VII COINVESTMENT FUND, LLC

By: Bain Capital VII Coinvestment Fund, L.P., its sole member
By: Bain Capital Partners VII, L.P., its general partner
By: Bain Capital Investors, LLC, its general partner

By:	/S/ MICHAEL GOSS
Name:	Michael Goss
Title:	Managing Director

BCIP TCV, LLC

By: Bain Capital Investors, LLC, its administrative member

By:	/S/ MICHAEL GOSS
Name:	Michael Goss
Title:	Managing Director